Exhibit C

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

June __, 2005

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2005 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Enron Corp.  (70-__________ )

     Enron Corp. ("Enron"), located at 1221 Lamar, Suite 1600, Houston, Texas 77010-1221, a registered public utility holding company under the Act, and certain of its subsidiaries (collectively, the "Applicants"), have filed an application-declaration under Sections 6(a), 7, 9(a), 10, 12, 13 of the Act and Rules 42-46, 52-53, 54, 80-87, 90-91 thereunder, seeking authorization for certain financing, non-utility corporate reorganizations, dividends, affiliate sales of goods and services and other transactions through July 31, 2008 (the "Authorization Period"). The authorizations proposed in the application would extend for 3 years certain financing and other authorizations granted by the Commission in the Omnibus and Supplemental Orders as set forth more fully herein./1

     Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern

_______________

1\ Enron Corp., et al., Holding Co. Act Release No. 27809 (March 9, 2004) ("Omnibus Order"), Enron Corp., et al., Holding Co. Act Release No. 27882 (August 6, 2004) ("Supplemental Order ").

District of New York ("Bankruptcy Court"). One hundred eighty (180) Enron-related entities filed voluntary petitions. Enron and its subsidiaries that filed voluntary petitions are referred to as the "Reorganized Debtors." Portland General Electric Company ("Portland General"), Enron's sole public utility subsidiary company, did not file a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron-affiliated companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

     On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission") issued two orders. The Omnibus Order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses through the time leading up to the expected sale of Portland General at which point Enron would deregister under the Act. The second order, referred to as the "Plan Order", authorized the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Fifth Amended Plan") under Section 11(f) of the Act. The Plan Order also constituted a report on the Fifth Amended Plan under Section 11(g) of the Act and authorized the debtors to continue the solicitation of votes of the debtors' creditors/2 for acceptances or rejections of the Fifth Amended Plan./3

     By order, dated July 15, 2004, the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004 (the "Plan")./4 The Effective Date of the Plan occurred on November 17, 2004. With limited exceptions the Debtors became Reorganized Debtors./5

     As explained in the Plan Order, the Plan does not provide for Enron to survive in the long term as an ongoing entity with any material operating businesses. Enron's role as a Reorganized Debtor is to hold and sell assets and to manage the litigation of the estates pending the final conclusion of the Chapter 11 Cases./6

     On November 17, 2004, the debtors entered into a Common Equity Trust Agreement and a Preferred Equity Trust Agreement with Stephen Forbes Cooper LLC, a New Jersey limited

_______________

2\ Creditors are defined as any person or entity holding a claim against the debtors' estates or, pursuant to section 102(2) of the Bankruptcy Code, against property of the debtors that arose or is deemed to have arisen on or prior to the Petition Date, including, without limitation, a claim against any of the debtors or debtors in possession of a kind specified in section 502(g), 502(h)or 502(i) of the Bankruptcy Code.

3\ Enron Corp., Holding Co. Act Release No. 27810 (March 9, 2004) ("Plan
Order").

4\ The Plan and the Fifth Amended Plan do not differ in any material economic manner. Modifications to the Plan are available at www.elaw4enron.com.

5\ Reorganized Debtors mean the debtors, other than the Portland Debtors, from and after the Effective Date of the Plan. Portland Debtors means Portland General Holdings, Inc. and Portland Transition Company, Inc. As used herein, when relief is requested for the Reorganized Debtors, the Portland Debtors shall be deemed included in such request.

6\ The cases commenced under chapter 11 of the Bankruptcy Code styled In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jointly Administered, currently pending before the Bankruptcy Court.

liability company ("SFC")./7 Under the Common Equity Trust Agreement and the Preferred Equity Trust Agreement, SFC acts as a trustee of two trusts formed to hold Enron's Common Stock (the "Common Equity Trust") and four classes of preferred stock (the "Preferred Equity Trust"), respectively, which were issued pursuant to the Plan on its Effective Date. The beneficiaries of these two trusts are the former holders of Enron's Common Stock and four classes of preferred stock that were cancelled on the Effective Date pursuant to the Plan. The interests in such trusts are uncertificated, non-voting and non-transferable, except that such interests may be transferred by the laws of descent and distribution. In the highly unlikely event that the value of Enron's assets exceed the amount of its allowed claims under the Plan, Enron will make distributions pursuant to the Plan to the Common Equity Trust and the Preferred Equity Trust based upon the relative rights and preferences of the stock of Enron that such trusts hold, and such trusts will make distributions to the holders of their trust interests. Distributions from the Preferred Equity Trust will be made based upon the relative rights and preferences allocated among its trusts interests. The Common Equity Trust Agreement and the Preferred Equity Trust Agreement do not provide for compensation of SFC as trustee, which compensation is, instead, provided for in the Plan Administration Agreement (defined below).

     Pursuant to the Plan, on November 17, 2004, all of Enron's outstanding stock, including, without limitation, its Common Stock and its Cumulative Second Preferred Convertible Stock, was cancelled with new shares being issued to the Common Equity Trust and the Preferred Equity Trust. Enron continues to believe that its common and preferred stock cancelled upon the effectiveness of the Plan had no value and that stock issued to the trusts also have no value. However, the Plan provides Enron's former stockholders with a contingent right to receive recovery through their interests in the Common Equity Trust or the Preferred Equity Trust, as the case may be, in the very unlikely event that the aggregate value of the Company's assets exceeds the total amount of allowed claims under the Chapter 11 Plan.

     On November 17, 2004 the Reorganized Debtors entered into a Reorganized Debtor Plan Administration Agreement (the "Plan Administration Agreement") with SFC. Pursuant to the Plan Order and the Plan Administration Agreement, SFC was appointed as the Reorganized Debtor Plan Administrator. SFC's duties generally include administering the Reorganized Debtors' estates in accordance with the Plan subject to the review and oversight of Enron's Board of Directors, while having authority to (i) compromise and settle claims and causes of action, and
(ii) enter into agreements for the disposition of assets, in each case, falling below certain threshold requirements, without obtaining further specific Board approval. To perform its duties under the Plan Administration Agreement, SFC may utilize a number of Associate Directors of Restructuring selected and approved pursuant to a process set forth therein.

     In addition to acting as the trustee of Enron's Common Equity Trust and Preferred Equity Trust and acting as the Plan Administrator, SFC also serves as Disbursing Agent. As the Disbursing Agent, SFC is directed under the Plan to reserve and hold in escrow for the benefit of each holder of a disputed claim, cash, Plan Securities (such as the common stock of Portland General) and other interests in estate assets in an amount determined by

_______________

7\ SFC has provided management services to the debtors during the course of their bankruptcy. Also, prior to the Effective Date, Stephen Cooper, a member of SFC, has acted as Interim President, Interim Chief Executive Officer and Chief Restructuring Officer of the Company.

the Plan. These escrows are known as the Disputed Claims Reserves. The DCR Overseers (five persons, four of whom were selected in consultation with the Creditors' Committee and one that was selected in consultation with the ENA Examiner), determine how to vote, or whether to sell, the Plan Securities held by the Disputed Claims Reserves. The Enron Board and the DCR Overseers currently have the same composition.

     Under the Omnibus Order, as amended by the Supplemental Order, Enron extended or replaced the letters of credit that were outstanding under its Second Amended DIP Credit Agreement with a new agreement with Wachovia Bank National Association. Under this agreement, Enron and certain other Reorganized Debtors were authorized to issue letters of credit on a secured basis, in an amount not to exceed $25 million, in order to replace the existing letters of credit outstanding under the Second Amended DIP Credit Agreement. Applicants, other than Portland General, seek authorization to replace or extend such letters of credit and to enter into one or more new letter of credit agreements for the issuance of letters of credit in an aggregate amount of up to $25 million, as necessary, during the Authorization Period.

     The replacement letters of credit would be cash collateralized and would not be guaranteed by any subsidiaries of Enron, including Portland General. To the extent that a letter of credit is issued on behalf of an Enron subsidiary, such subsidiary would post the cash collateral. The reimbursement obligations in connection with the letters of credit would not be secured by a pledge of Portland General stock under the facilities authorized herein. In addition, no letters of credit would be issued on behalf of Portland General.

     Following the Effective Date and consistent with the Plan, Applicants have managed cash on a centralized basis to facilitate implementation of the Plan. In the normal course of operations and as approved by the Amended Cash Management Order issued by the Bankruptcy Court,/8 Enron and its subsidiaries have an active cash management system and overhead cost allocations that result in significant intercompany transactions recorded as intercompany payables, receivables and debt. With respect to activity in which one party is a Reorganized Debtor, an interest rate equal to one month LIBOR plus 250 basis points is charged on outstanding balances. With respect to activity between non-debtors, no interest is charged.

     Applicants seek Commission authorization for associate companies, other than Portland General, to continue to borrow and lend funds during the Authorization Period under these terms. Portland General is not a lender to Enron or any other Enron group company and will not make loans under the authorization requested herein.

     Portland General has entered into agreements with its wholly-owned subsidiaries for cash management. The cash management agreements, like typical money pools, permit the efficient use of cash resources. Under the agreements, Portland General periodically transfers from the bank accounts of each subsidiary any cash held in the subsidiary's bank account. If the subsidiary has cash needs in excess of any amount remaining in the account, upon request, Portland General transfers the required amount into the subsidiary's bank account. Portland

_______________

8\ The Amended order Authorizing Continued Use of Existing Bank Accounts, Cash Management System, Checks and Business Forms, and Granting Inter-Company Superprioity Claims, Pursuant to 11 U.S.C. ss.ss. 361, 363(e), 362 and 507(b), as Adequate Protection (Docket #1666).

General does not pay interest on the amounts transferred from a subsidiary's account unless the closing balance of the amount transferred at the end of any month exceeds $500,000. Any interest paid is at an annual rate of three percent (3%) and is retained by Portland General until returned to the subsidiary to meet its cash needs. All administrative expenses are borne by Portland General. Portland General seeks authorization to continue to perform under such cash management agreements.

     Certain settlement agreements and asset sales entered into by Enron and its subsidiaries may involve extensions of credit among associate companies subject to Section 12(b) of the Act and Rule 45(a). Enron's subsidiaries were extensively engaged in retail and/or wholesale trading in various commodities including, but not limited to, energy, natural gas, paper pulp, oil and currencies. Subsequent to the bankruptcy filings, these companies now are engaged in settling these contracts with unaffiliated counterparties. The settlement agreements often take the form of global contract or asset settlements whereby several Enron subsidiaries seek to settle numerous retail or wholesale trading and related contracts or claims to assets with a group of related counterparties. Settlements of energy trading contracts entered into by Portland General are not addressed in this section. In addition, asset or stock sale agreements may be entered into between Enron and/or its subsidiaries and unaffiliated counterparties. The settlements and sales may involve extensions of credit among associate companies, guaranties and indemnifications. Some of the claims resolved in these settlements are in-the-money to the settling Enron companies (i.e., money is owed to the settling Enron companies). Other claims (which will be resolved through the claims process and result in distributions after the approval of the Plan) are out-of-the money (i.e., money is owed by the settling Enron companies to the settling counterparty companies). Under a settlement agreement, or asset or stock sale agreement, the value associated with a group of contracts or claims may be netted into a single aggregate payment to be paid to or by the appropriate Reorganized Debtor(s) to resolve all claims between the settling Enron companies and the settling counterparty companies. Although undefined at the time of the settlement, each settling company presumably has some right to a portion of the settlement proceeds or a liability for a portion of the settlement payment, so, arguably, collecting or paying the funds centrally would create a form of an intercompany extension of credit. Applicants seek to continue to execute settlement agreements and asset or stock sale agreements in this fashion. Any settlement or sale proceeds or costs aggregated as a result of a settlement will be allocated among the Enron companies pursuant to the Plan.

     Portland General is subject to the jurisdiction of the OPUC with respect to the issuances and sales of securities with maturities of one year or longer. OPUC approval also is required for Portland General to enter into an agreement under which securities are issued for less than one year if the agreement itself has a maturity of more than one year. The issuance of securities by Portland General to finance the utility's business with a maturity of one year or longer would be conducted pursuant to the authorization of the OPUC and in reliance on the exemption provided by Rule 52(a) under the Act. Portland General seeks authorization herein to issue debt with a maturity of less than one year. Such securities are not required to be authorized by the OPUC and the exemption provided by Rule 52(a), therefore, would not be applicable.

     Portland General requests authorization to issue short-term debt in the form of bank or other institutional borrowings, bid notes, commercial paper or as otherwise necessary to fund short-term capital requirements.

     All issuances of short-term debt would not exceed $600 million in aggregate principal amount outstanding. In addition, Portland General will not issue any additional short-term debt if Portland General's common stock equity as a percentage of total capitalization is less than 30%, after giving effect to the issuance. The effective cost of capital on short-term debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on short-term debt exceed 500 basis points over the London Interbank Offered Rate ("LIBOR")./9

     Portland General further commits that it would not issue short-term debt under the authorization requested herein unless, at the time of issuance, (i) the security to be issued, if rated, is rated investment grade, and (ii) all outstanding Portland General securities that are rated are rated investment grade, in each case by at least one nationally recognized statistical rating organization./10 Applicants request that the Commission reserve jurisdiction over the issuance by Portland General of any short-term securities that are rated below investment grade pending completion of the record.

     Portland General proposes to use funds raised under the short-term authorization requested herein for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Portland General,
(ii) financing the working capital requirements of Portland General, (iii) funding future investments in subsidiary companies, and (iv) repaying, redeeming, refunding or purchasing any securities issued by Portland General. Portland General also may issue letters of credit to provide credit support for trading contracts and other uses, but would not use any financing authorized herein for businesses other than those conducted by Portland General and its subsidiaries. Portland General is restricted, without prior OPUC approval, from making dividend distributions to Enron that would reduce Portland General's common equity capital below 48% of total capitalization (excluding short-term borrowings).

     Portland General also seeks authorization to issue additional short-term debt generally in the form of, but not limited to, borrowings from banks and other institutions, commercial paper and bid notes or as otherwise may be necessary to replace, extend, rearrange, modify or supplement the facilities described above. Portland General may sell commercial paper, from time to time, in established U.S., Canadian or European commercial paper markets. Such commercial paper would be sold through agents at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the agents placing the commercial paper for Portland General will offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional

_______________

9\ The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to Portland General's requested authorization would not exceed the greater of (i) 5% of the principal or total amount of the security being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality.

10\ The term "nationally recognized statistical rating organization" shall have the same meaning as in Rule 15c3-1(c)(2)(vi)(F), 17 CFR 240.15c3-1(c)(2)(vi)(F).
Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB, with some ratings also including a + or - to further differentiate creditworthiness. Moody's Investors Service uses the ratings Aaa, Aa, A and Baa to denote investment grade long-term debt.

investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     Within the financing parameters described above, Portland General also may establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Alternatively, if the notional maturity of short-term debt is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under US generally accepted accounting principles. Portland General also proposes to engage in other types of short-term financing generally available to borrowers with comparable credit ratings and credit profile, as it may deem appropriate in light of its needs and market conditions at the time of issuance, provided that any such issuance of short-term debt complies with the financing parameters included herein.

     Enron's foreign pipeline, gas and electricity distribution and power generation assets typically have FUCO status or exempt wholesale generator ("EWG") status at the project level. Many of the foreign assets have been transferred into Prisma which also is a FUCO. As noted above, the shares of Prisma may be issued to creditors in connection with the Plan or Prisma may be sold and the proceeds will then be distributed to creditors.

     Some Enron group companies, however, are related to the business of Prisma, but may not qualify for FUCO status because they may not directly or indirectly own or operate foreign utility assets. Such companies may, for example, have loans outstanding to a FUCO or a subsidiary of a FUCO. In other cases, such as settlements or asset reorganizations, the securities of a FUCO may be acquired by Enron group companies. Accordingly, Enron and its subsidiaries that are not FUCOs or subsidiaries thereof, excluding Portland General, request authorization under Section 33(c) and Rule 53(c) thereunder, to issue new securities for the purpose of financing FUCOs and to acquire FUCO securities in connection with financings, settlements and reorganizations. Such authorization would be limited to an aggregate amount of $100 million in new FUCO investments during the Authorization Period./11 Authorization to restructure (e.g., to amend the terms of existing financings) or refinance existing FUCO investments would not be limited./12 In addition, investments made by Prisma and its direct and indirect subsidiaries in foreign energy-related businesses that are not supported by an Enron guarantee would be exempt under Section 33 and not subject to the limit stated above. Such investments may be made from time-to-time to improve the value of the assets held by Prisma and to acquire the interests of unaffiliated partners in certain foreign utility projects in order to simplify the ownership of such projects.

     The Reorganized Debtors, non-debtor associates, and certain other related companies have completed a number of significant asset sales as part of the process of simplifying the Enron group and assembling assets for eventual distribution to creditors. These asset sales have

_______________

11\ As of April 30, 2004, no new investments in existing FUCOs had been made.

12\ As an example of the type of existing FUCO investment that Applicants may need to restructure, Enron's subsidiary Elektro (a Brazilian electricity distribution company) has been capitalized, in large part, by loans that run through another Enron subsidiary, Enron Development Funding Ltd. These loans must be restructured for regulatory reasons, to reduce foreign exchange volatility and to free up significant cash available at Elektro for distribution. These intercompany loans are sizeable and exceed $400 million in principal amount.

been completed by numerous Reorganized Debtors, non-debtor associates, and other related companies, and the sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties.

     In most cases, the sale transactions are for all cash consideration. Cash sales of non-utility businesses do not require Commission authorization. Some sales, however, may involve the acquisition of a security from the purchaser or the company being sold. A security would be accepted only when the transaction could not otherwise be negotiated for all cash consideration. For example, a purchaser may insist on an escrow of part of the sales proceeds to cover claims that may arise post-sale under an indemnification agreement. To give the seller a secured interest in the escrow, the purchaser would issue a note to the seller in the amount of the escrow with a right to set off amounts due under the note for allowed claims under the indemnification agreement. For the most part, the Reorganized Debtors would seek to convert securities into cash. Any security not converted into cash by the time the assets of the estates are distributed to creditors would reside in the Remaining Assets Trust, and creditors would receive an interest in that liquidating trust.

     Indemnifications and guarantees by and between companies in the Enron group also may be part of the sale of non-utility assets, non-utility securities or settlements on claims with third parties. In the case of sales to third parties, Enron would seek to limit indemnifications to no more than the amount of the sale proceeds received by the seller. Applicants request indemnification and guarantee authority to provide them with the flexibility to manage the process of selling the assets of the estates in a manner that would maximize their value.

     The acquisition of securities and the indemnification or other extension of credit among affiliates generally requires SEC authorization under Sections 9, 10 and 12(b) of the Act and Rule 45(a) thereunder. Applicants seek authorization for transactions involving the acquisition of securities, indemnifications and guarantees described above as they would occur in the context of the sale of any Enron group company/13 (except Portland General) if such sale is in the ordinary course of business of a reorganized debtor and in furtherance of the Plan. The acquisition of securities in such circumstances is appropriate in the ordinary course of business of a company liquidating assets under a chapter 11 plan within the meaning of Section 9(c)(3) of the Act.

     The Act restricts the declaration and payment of dividends out of capital or unearned surplus. The Act also restricts the acquisition, retirement and redemption of securities by an issuer when the security is acquired, retired or redeemed from an associated or affiliated entity. In this section, Applicants request general relief from the dividend and acquisition, retirement and redemption restrictions under Section 12(c) of the Act and the rules thereunder as necessary to continue the administration of the Plan. The relief requested also would apply to partnership distributions to the extent they are from capital and subject to the restrictions under the Act. The proposed relief is necessary to reorganize and reallocate value in the Enron group that will

_______________

13\ In addition, litigation with respect to claims may result in an Enron group company receiving the securities of a party to the litigation as a settlement or a judgment. Applicants request authorization to acquire securities in this context also, where the litigation is in the ordinary course of business of a Reorganized Debtor.

ultimately be distributed to creditors. The relief requested herein would not apply to any transaction involving Portland General.

     The Applicants seek an exception from the dividend restrictions under the Act as applied to all non-utility subsidiaries in the Enron group subject to the conditions noted above. The Applicants represent that they will pay dividends and distributions in accordance with applicable law and will comply with the terms of any agreements that restrict the amount and timing of distribution to investors. Applicants also request authorization for the Enron group companies, other than Portland General, to acquire, retire and redeem securities that they have issued.

     Enron continues to restructure many of its subsidiaries in conjunction with administering the Plan. Enron also is liquidating or divesting approximately 1,000 surplus legal entities and businesses in which it no longer intends to engage. Eventually, substantially all of the Reorganized Debtors, including Enron, will be liquidated or divested. As previously noted herein, settling claims relating to financing structures and liquidating businesses often involves the redemption or retirement of securities and distributions in liquidation that may involve actual or deemed returns of capital. Reorganizing complex structures may involve the creation of new holding companies and liquidating or other trusts formed for the benefit of the Reorganized Debtors' estates and their creditors. In the context of restructuring assets and entities, Enron group companies may receive distributions or other returns of capital and may make capital contributions, share exchanges, guaranties, indemnifications, and other transactions to move companies, assets and liabilities within the Enron group as necessary to implement a less complex and more sound corporate structure and as necessary to implement settlements with third parties or to resolve or recover claims./14 Contracts may be assigned from one subsidiary to another Enron group company or a third party. The assignment of contracts that have value among Enron group companies could be viewed as a dividend or capital contribution. These corporate simplification transactions rationalize Enron's business operations into more coherently organized groups of related properties and contracts. The simplification transactions also play a valuable role in reducing costs for the Enron estate associated with accounting, tax filings and liabilities, and management expenses.

     Portland General is assisting in the sale of the subsidiaries of PGH II, a non-utility Enron subsidiary and, in the case of the sale of substantially all of the assets of such subsidiary, in the winding up and dissolution of the subsidiary. PGH II is a holding company with subsidiaries engaged in telecommunications, district heating and cooling, and real estate infrastructure development and construction. PGH II and its subsidiaries have been managed historically by Portland General. With the exception of the transactions related to these sales, Portland General and its subsidiaries would not be involved in any of the proposed reorganization and simplification transactions.

     Applicants seek Commission authorization to restructure, rationalize and simplify or dissolve, as necessary, all of their non-utility businesses and to implement settlements (which may involve transactions as described above regarding substantially all of their remaining direct and indirect assets) as necessary to simplify and restructure their businesses in furtherance of the

_______________

14\ For example, a Reorganized Debtor with no cash, but a valuable claim against a third party, may borrow from an associate company (other than Portland General) to fund litigation to resolve or recover a claim.

Plan. As previously noted, Applicants also seek authorization to acquire, redeem and retire securities and to pay dividends out of capital and unearned surplus provided that such transactions are consistent with applicable corporate or partnership law and any applicable financing covenants. Further, Applicants seek authorization to form, merge, reincorporate, dissolve, liquidate or otherwise extinguish companies. Any newly formed entity would engage only in businesses that the Enron group continues to engage in throughout the administration of the Plan. Lastly, Applicants seek authorization to restructure, forgive or capitalize loans and other obligations and to change the terms of outstanding non-utility company securities held by other Enron group companies for the purpose of facilitating settlements with creditors, simplifying the business of the group and maximizing the value of the Reorganized Debtors' estates.

     Applicants also request authorization to engage in certain affiliate transactions. Portland General has entered into a master service agreement ("MSA") with certain affiliates, including Enron. The MSA allows Portland General to provide affiliates with the following general types of services: printing and copying, mail services, purchasing, computer hardware and software support, human resources support, library services, tax and legal services, accounting services, business analysis, product development, finance and treasury support, and construction and engineering services. The MSA also allows Enron to provide Portland General with the following services: executive oversight, general governance, financial services, human resource support, legal services, governmental affairs service, and public relations and marketing services. Portland General would provide services to affiliates at cost under the MSA and affiliate services provided to Portland General also would be priced at cost. If cost based pricing of particular services provided under the MSA would conflict with the affiliate transaction pricing rules of the OPUC, Portland General and Enron would refrain from providing or requesting such services, unless they have first obtained specific authorization from the OPUC to use cost based pricing for such services.

     During 2004 Enron provided certain employee health and welfare benefits, 401(k) retirement savings plan, and insurance coverages to Portland General under the MSA that were directly charged to Portland General based upon Enron's cost for those benefits and coverages. In 2004, Enron passed through to Portland General approximately $25 million for medical/dental benefits and retirement savings plan matching and $3 million for insurance coverage.

     Beginning on January 1, 2005, administration of the medical/dental benefit and retirement savings plan was returned to Portland General from Enron. As a result, Enron no longer passes through costs to Portland General for these services. However, Enron has continued to incur costs related to the resolution of issues associated with the bankruptcy and litigation with regard to certain of the employee benefit plans. Enron bills Portland General for a portion of these costs.

     Portland General provides certain administrative services to Enron's subsidiary Portland General Holdings ("PGH") and its subsidiaries under the MSA that are allocated or directly charged to PGH and its subsidiaries based upon the cost for those services. The cost of these services for the year 2004 in the aggregate was approximately $1 million.


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

     In connection with the divestiture of Portland General, Enron may enter into a transition services agreement ("Transition Services Agreement") that would provide for the winding down of the service relationship between Enron and Portland General. It is expected that the services provided under the Transition Services Agreement would be less extensive than those under the MSA and in no event would the Transition Services Agreement provide for the expansion of such services. Any services provided to Portland General under the Transition Services Agreement would be provided at cost. Applicants request that the Commission reserve jurisdiction with respect to the Transition Services Agreement, pending completion of the record.

     The non-utility subsidiaries in the Enron group also are engaged in providing services to one another. Prisma, Enron and certain associate companies have entered into ancillary agreements, including Transition Services Agreements, a tax matters agreement, and a Cross License Agreement. The employees of Enron and its associates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,/15 Enron and its associates entered into four separate Transition Services Agreements pursuant to which such employees continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its associates. These ancillary agreements, together with the Prisma Contribution and Separation Agreement, govern the relationship between Prisma and Enron, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party.

     Transactions involving the sale of goods and services among associate companies in a registered holding company system, although typically priced at not more than cost, may be priced on another basis if each company is neither a utility, a holding company, nor a company engaged in the business of selling goods or services to associate companies./16 Most transactions among Enron group companies do not involve a public utility since Portland General, the group's sole public utility, purchases a very limited assortment of services from Enron as described above. Transactions involving Enron, a holding company, and other nonutility Enron group companies are more numerous. Rule 90(a)(1) restricts Enron from providing services or selling goods to associate public utility companies or a company engaged in the business of providing services or selling goods to an associated public utility company./17 Enron seeks an exception from this rule under Section 13(a) through the Authorization Period, based on the special or unusual circumstances of its bankruptcy.

     Applicants, other than Enron, that are providing goods and services at terms other than cost to associate companies, other than Portland General, also seek an exemption under Section 13(b) from the at cost rules under the Act through the Authorization Period to the extent that Rule 91(d) does not exempt such transactions. Applicants state that these transactions are in the ordinary course of business and would not involve Portland General.

_______________

15\ Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

16\ Rule 90(d).

17\ Enron provides services to non-utility associated companies that are not public utilities or mutual service companies. Pursuant to section 13(a) of the Act, these services are not subject to the jurisdiction of the Commission.


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     Applicants also request continuing authorization for certain tax allocation agreements concerning Enron and its subsidiary companies, including Portland General.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.


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